Joan S. Guilfoyle Senior Counsel 901 New York Avenue NW 3rd Floor East Washington, DC 20001-4432	Direct 202.524.8467 Main 202.618.5000 Fax 202.618.5001 jguilfoyle@loeb.com

May 5, 2023

Benjamin Holt
Jeffrey Gabor
Shannon Menjivar
Howard Efron
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
American Acquisition Opportunity Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed February 6, 2023
File No. 333-268817

Dear Mr. Holt, Mr. Gabor, Ms. Menjivar, and Mr. Efron:

On behalf of our client, American Acquisition Opportunity Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated February 24, 2023 (the “Comment Letter”) regarding Amendment No. 1 to the Company’s Registration Statement on Form S-4 ( the “Amended Registration Statement”). Concurrent herewith, we are filing Amendment No. 2 to the Registration Statement reflecting the changes set forth below (the “Second Amended Registration Statement”). For ease of reference, we have reproduced the comments below in bold with our response following each comment. Please note that the Second Amended Registration Statement also reflects updated financial information for each of the parties for the fiscal year ended December 31, 2022 as well as the impact of the redemptions (where appropriate) in connection with the Company’s Special Meeting of Stockholders held on March 21, 2023.

Amendment No. 1 to Registration Statement on Form S-4 filed February 6, 2023

Questions and Answers About the Business Combination
Q. What matters will stockholders consider at the special meeting? , page 6

1.
Please revise to clarify whether you will be increasing the number of authorized shares of Class A Common Stock.

RESPONSE: The Second Amended Registration Statement has been revised to clarify that the number of authorized shares of Class A Common Stock will not be increased.

Q. What interests do American Acquisition Opportunity's current officers and directors have in the Business Combination?, page 14

2.
We note your response to comment 9. Please revise to reconcile your disclosure regarding the shares of class A common stock to be received and the exchange ratio. In this regard, as a non-exclusive example, we note that your page 14 disclosure states that White River Holdings LLC is expected to receive 2,922,290 shares of class A common stock. However, Exhibit A of the merger agreement states that White River Holdings LLC is expected to receive 2,862,897 shares. Additionally, we note that your page 14 disclosure states that the approximate exchange ratio is 1.61. However, your page 59 disclosure states that the approximate exchange ratio is 1.77.

RESPONSE:  The Company acknowledges the Staff’s comment, and has updated the filing accordingly here and elsewhere in the document to consistently reflect the exchange ratio based on the estimated number of shares of Royalty common stock anticipated to be outstanding. Please note that because the merger consideration is a fixed number of shares, the exchange ratio will decrease as the number of shares of Royalty common stock that are outstanding increases. This is why the exchange ratio disclosed in the Second Amended Registration Statement is less than what was used in the exhibit to the Merger Agreement

Risk Factors
We may be subject to the Excise Tax included in the Inflation Reduction Act of 2022..., page 43

3.
We note your disclosure as to the potential effects of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022.  If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC.
Describe the risks of the excise tax applying to redemptions in connection with:
●
liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code,
●
extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
●
de-SPACs, depending on the structure of the de-SPAC transaction.

RESPONSE: For the information of the Staff, the trust agreement would not permit the Company to use trust funds to pay any excise tax to the extent a tax applied. We respectfully ask the Staff reconsider the comment with respect to the addition of any further disclosure in this Risk Factor as requested by the three bullet points. The Company believes that the disclosure requested by the first two bullet points is already covered by the Risk Factor. With respect to third bullet point, the Company believes that the Risk Factor should address the risks associated with this business combination which does not involve a structure that would give rise to the issue referenced in the last bullet point.

Unaudited Pro Forma Condensed Statement of Operations for the Nine Months Ended
September 30, 2022, page 49

4.
We note your response to comment 21 and we continue to note what appears to be a number of referencing and mathematical errors within the Unaudited Pro Forma Condensed Statement of Operations for the Nine Months Ended September 30, 2022 for each of the redemption scenarios on pages 49 to 51. Please revise in an amended filing.

RESPONSE: In accordance with the SEC requirements, the pro forma income statement for the nine months ended September 30, 2022 has been eliminated from this filing.

Note 2 - Transaction Accounting Adjustments, page 57

5.
We note your response to comment 22.  Please tell us how adjustments B and C relate to the de-SPAC transaction, including the purpose of the transactions, and the related parties involved and update your disclosure, as appropriate.

RESPONSE:  The Company acknowledges the Staff’s comment and has revised the pro forma adjustments to only reflect the mandatory conversion of the debt outstanding as of December 31, 2022 rather than the full amount of the loan commitment.

6.
We note your response to comment 23.  Please tell us how adjustment D relates to the de-SPAC transaction, the purpose of the transaction and whom the transaction is with and update your disclosure, as appropriate.

RESPONSE:  The Company acknowledges the Staff’s comment, and notes that adjustment D is related to the transaction based on its mandatory conversion of Royalty’s convertible debt upon the closing of the merger. The Second Amended Registration Statement has been updated accordingly.

Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 66

7.
We note your response to comment 24. Please disclose, if true, whether your Business Combination Agreement was made on terms equivalent to those that prevail in arm’s length transactions.

RESPONSE: The Company acknowledges the Staff’s comment, and directs the Staff to the first sentence in the Background of the Business Combination section on page 63, ‘The terms of the Business Combination are the result of arm’s length negotiations between representatives of American Acquisition Opportunity and Royalty.”

8.
We note your response to comment 30 and partially reissue the comment. Please revise your disclosure in this section to clearly describe how you formulated equity value of Royalty equal to $111,000,000. Please also revise to clarify whether this valuation was subject to any negotiation between the parties. In this regard, we note that it is unclear how the parties arrived at a final valuation of $111,000,000 after Royalty initially proposed a valuation of $150,000,000. You state on page 69 that “[t]he merits of lowering the valuation from initial discussions of $150,000,000 to $111,000,000 were discussed….” However, you do not specify what such merits were or the negotiation considerations that may have resulted in changes to the valuation.

RESPONSE: The Company acknowledges the Staff’s comment, and has updated the Second Amended Registration Statement on page 66 accordingly.

9.
We note your response to comments 31 and 65. Please tell us what specific PCAOB guidance the auditor cited and explain to us why such guidance precludes them from being able to be considered an expert in this situation. We may have additional comments after reviewing your response.

RESPONSE: The Company acknowledges the Staff’s comment, and clarifies that BF Borgers CPA PC, who serves as the Company’s independent auditor, did not also serve as independent CPA firm and valuation expert. The valuation work performed was done by an independent CPA firm, Blue & Co., LLC , within its valuation team comprised of business valuation professionals. The reason that it cited was that that their insurer would not permit a consent due to the provisions of AI 26: Responsibilities Regarding Filings Under Federal Securities Statutes: Auditing Interpretations of AS 4101. The engagement letter signed with the independent CPA firm limited its scope to use by the Company’s board of directors, and precluded the use of the report in public offering documents. The Company was not privy to any legal dialogue between the independent CPA firm and its counsel.

10.
We note your response to comment 33 and reissue the comment.  Please expand your background discussion to provide more detailed disclosure regarding key business combination agreement negotiation considerations and how they changed over time. Currently, the background disclosure references drafts of, and discussions regarding, the business combination agreement without providing details or explaining the significance of material agreement terms or how they may have changed before being reflected in the approved business combination agreement.  Please identify the original terms, clarify discussion points, and explain how and why any terms were revised over time.

RESPONSE: The disclosures in the background section have been expanded in accordance with the Staff’s comment including page 66 and page 70.

11.
We note your response to comment 34.  Please revise your disclosure to include the substance provided in your response letter.

RESPONSE: The disclosure on page 69 has been revised in accordance with the Staff’s comment.

American Acquisition Opportunity Board's Reasons for Approval of the Business Combination,

12.
We note your response to comment 38 and reissue the comment.  Please revise to reconcile your page 75 disclosure regarding public company comparables.  In this regard, we note your statement that management selected five publicly traded royalty companies.  However, the graphic on page 75 appears to include financial metrics for 12 companies.  If the public company comparables sample included companies that management did not ultimately review and compare to Royalty, please explain why such companies were excluded.

RESPONSE:  The Company acknowledges the Staff’s comment, and has updated the chart on page 72 of Second Amended Registration Statement to include financial metrics for the five publicly traded royalty companies. An incorrect chart was erroneously included in the Amended Registration Statement.

13.
We note your response to comment 39 and reissue the comment.  Please revise to specify Royalty’s actual/projected enterprise value to revenue and enterprise value to EBITDA for 2021, 2022, and 2023.  It does not appear that the table has been revised.

RESPONSE: The Company acknowledges the Staff’s comment, and has updated page 72 of the Second Amended Registration Statement accordingly.

14.
We note your response to comment 42.  Please revise your disclosure to include the substance provided in your response letter.

RESPONSE: The Company acknowledges the Staff’s comment, and has updated page 70 of the Second Amended Registration Statement accordingly.

Certain Royalty Projected Financial Information, page 76

15.
Please provide your basis for presenting projections beyond three years and why these projections are reasonable.

RESPONSE: The Company acknowledges the Staff’s comment, and notes that the Company believes that its use of five years of projections is reasonable as many of the income streams are unit-by-unit sales which could lead to fluctuations but instead long term contracts which generate revenue.

16.
Please tell us and disclose whether the projections are in line with historic operating trends.  If they are not, please disclose why the change in trends is appropriate and assumptions are reasonable.  Include within your revised disclosure factors or contingencies that would affect such growth ultimately materializing.

RESPONSE: The Company acknowledges the Staff’s comment, and has updated the Second Amended Registration Statement accordingly including additional disclosures on page 70 and page 72.

17.
We note your disclosure of the material assumptions used in the review of the financial projections of Royalty on page 77.  Please expand your disclosure to provide more detail on these material assumptions.  Revise your disclosure to fully describe what each line item in the projected financial information represents and the material assumptions used to support the information presented.

RESPONSE: The Company acknowledges the Staff’s comment, and has updated the Second Amended Registration Statement accordingly.

18.
Please tell us the process undertaken to formulate the projections and assumptions, the parties who participated in the preparation of the projections, and how they were used. Also tell us when the projections were prepared and whether or not the projections still reflect management's views on future performance and/or what consideration the board gave to obtaining updated projections or that the projections cannot be relied upon.

RESPONSE:  Royalty’s management prepared the projections based upon the actual contract terms, and anticipated contract terms for the royalty streams included in the projections. The projections were completed during the first quarter of 2022, and still reflect management’s view on future performance including new opportunities and investments made during 2022. American Acquisition Opportunity’s board reviewed audited financial statements of Royalty in lieu of requesting updated projections.

Information About Royalty, page 108

19.
We note your response to comment 46.  Please revise to describe the material terms of each of Royalty’s resources and land assets, including the following:
●
the term of the FUB Mineral royalty agreement,
●
the principal, interest rate, and term of the Ferrox Holdings convertible note, and
●
the term of the Sycamore Holdings land rental agreement and whether rent is fixed or variable.

RESPONSE: The Company acknowledges the Staff’s comment, and has updated page 107 of the Second Amended Registration Statement accordingly.

Royalty Management Co. Management's Discussion and Analysis
Liquidity and Capital Resources, page 113

20.
We note your response to comment 48 and reissue the comment.  Please revise to more completely discuss Royalty's ability to generate and obtain adequate amounts of cash, and its plans for cash, in the next 12 months and separately beyond the next 12 months.  Describe and analyze material cash requirements and sources of cash from known contractual and other arrangements, including the material terms of debt or note arrangements impacting liquidity.  In this regard, we note your financial statement disclosure regarding investments in LLCs, notes receivable, and convertible debt.  Please refer to Item 303 of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment, and has updated page 113 of the Second Amended Registration Statement accordingly.

Certain Royalty Relationships and Related Party Transactions, page 115

21.
We note your response to comment 52.  For the $2,000,000 convertible note issued to Westside Advisors LLC and the $250,000 convertible note issued to T Squared Partners LP, please revise to disclose the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.

RESPONSE: The Company acknowledges the Staff’s comment, and has updated the Second Amended Registration Statement accordingly.

22.
We note your response to comment 53 and reissue the comment.  Please revise to more fully explain how you determined the fair value of the LBX Tokens.  In this regard, we note that your related party American Resources Corporation appears to hold 2,000,000 LBX Tokens to which it has assigned a fair value of $0.

RESPONSE:  The Company acknowledges the Staff’s comment, and notes that the LBX Token has been carried at $0 on Royalty’s balance sheet. During 2022, it was determined due to lack of market acceptance of the token that the entire investment carries a value of $0 and was adjusted accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 152

23.
Please update the beneficial ownership table.  In this regard, we note your Definitive Proxy Statement on Schedule 14A filed September 13, 2022 and Preliminary Proxy Statement on Schedule 14A filed February 17, 2023.

RESPONSE: The table has been revised in accordance with the Staff’s comment.

24.
We note your response to comment 55 and reissue the comment.  Please revise your tabular disclosure on page 153 to clarify where beneficial ownership is held through a legal entity.

RESPONSE: The table has been revised in response to the Staff’s comment.

Land Betterment Exchange (LBX), page F-48

25.
We note your response to comments 53 and 58 and we reissue the following elements of our prior comments for which we did not locate a response and/or request further clarification:
●
You mention on page F-50 that the LBX tokens are based on the BEP20 framework.
Supplementally share with us the basic nature of the BEP20 framework including, but not limited to, if this framework is actively being used to identify and transfer specific coins.
●
Tell us your motivation and/or purpose for acquiring these tokens and whether you have intent to invest in additional LBX tokens or other crypto assets. In your response, specifically address why you were motivated to acquire these tokens since you have disclosed on page F-62 that there was no market for the LBX Token as of June 30, 2022 and further tell us if a market has been established subsequently or when a market is anticipated to be established.
●
Tell us how you account specifically for the convertible note in the amount of $2 million and 76,924 warrants which were issued to Westside Advisors LLC as disclosed on page 108. Additionally, help us to understand whether or not you remain liable for the convertible notes and the warrants irrespective of the fair value of the LBX tokens. And, if this is the case, why is it appropriate to present no liability or net zero the liability on your balance sheet. Cite any accounting literature upon which you rely.
●
Since you have disclosed that there is no market for the LBX token as of June 30, 2022, tell us why you feel it is appropriate to assign a $2 million value to the LBX token as disclosed on page F-62. In your response, please address your overall accounting policy for tokens including how you account for the scenario where the fair value of the token falls below the carrying value of the token. Cite any accounting literature upon which you rely.

RESPONSE: The Company informs us that BEP-20 is a Binance Smart Chain token standard that extends Ethereum’s ERC-20 standard. BEP-20 defines a framework and a set of rules that BSC-based tokens have to follow. BEP-20 is fully compatible with both ERC-20 and Binance Chain BEP-2 token standards.

These tokens were acquired to help ensure positive environmental stewardship and carbon offsets. No market has subsequently been established, and Royalty does not plan to invest in other tokens.

As outlined in the Note 11 to the financial statement footnotes, and on page 33 the note is being carried as a liability. All note legal obligations are in force, and they are not subject to resets on fair or carried value of the token.

During 2022, it was determined due to lack of market acceptance of the token that the entire investment carries a value of $0 and was adjusted accordingly.

Note 5 - Intangible Assets, page F-62

26.
We note your response to comment 61.  Please describe to us the assets and liabilities that were acquired including quantitative amounts and where such amounts are located in your financial statements.

RESPONSE: The contract asset acquired was a power contract with a utility company and $0 of liabilities were assumed. This is described in Note 6 – Intangible Assets of Royalty’s Financial Statements.

27.
We note your response to comment 62 and reissue a portion of the prior comment as we were unable to find that information in your response.  Please provide a supplemental summary of your analysis for each indefinite-lived intangible asset listed in your chart on page 62.  Your summary should highlight those factors that led you to conclude that there is no foreseeable limit on the period of time over which each indefinite-lived intangible asset listed in your chart is expected to contribute to your cash flows.

RESPONSE:  The Company’s position that the intangible assets are indefinite-lived in nature is based the Company’s belief that there are no legal, regulatory, contractual, competitive or economic factors that limit their useful life to Royalty. The Company’s determination was not made based the potential infinite life of the contribution of cash flow.

Exhibits

28.
We note your response to comment 63.  However, the exhibit index continues to refer to the Form 8-K filed April 6, 2021, which does not appear to include the company's amended and restated certificate of incorporation.  Please revise.

Additionally, please revise to include an active hyperlink to each of Exhibits 3.1, 3.3, and
3.4 and an active link to Exhibit 10.17, as required by Item 601(a)(2) of Regulation S-K.

RESPONSE: The Exhibit Index has been revised to correct to the Form 8-K index and to add active links for the referenced exhibits.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Joan S. Guilfoyle at (202) 524-8567 at Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

Joan S. Guilfoyle
Senior Counsel